EXHIBIT 14.1

Code of Business Conduct and Ethics
June 7, 2016

INTRODUCTION
At SeaSpine Holdings Corporation, integrity is a core value and a foundation of our business. As an officer, employee, director or other representative of SeaSpine, we expect you to support our integrity by behaving lawfully and ethically at all times. This Code of Business Conduct and Ethics (Code) is an integral part of our Comprehensive Compliance Program (CCP) and serves as one of the guideposts for your behavior, along with other SeaSpine policies and procedures and your own personal good judgment.
As used in this Code, SeaSpine or Company refers to SeaSpine Holdings Corporation, as well as each of its subsidiary companies, as applicable under the circumstances.
In general, we expect you to:

•	Comply with all applicable laws, rules, and regulations;

•	Take responsibility for your actions and follow through on your commitments;

•	Avoid situations where your personal interests are, or appear to be, in conflict with SeaSpine's interests;

•	Protect and properly use SeaSpine’s information, assets, and resources;

•	Protect information that is owned by our customers and vendors;

•	Safeguard non-public information and refrain from using that information for personal gain;

•	Communicate in an honest and open manner; and

•	Adhere to SeaSpine's standards for protecting the environment and the safety and health of our employees, our customers, our community, and our contractors.
This Code provides guidelines for how to conduct yourself in the course of Company business. It does not cover every issue that you may encounter but rather sets forth general principles that you must apply to your own conduct, using common sense and good judgment. It is your duty to read, understand, and comply with this Code and all other Company compliance policies and procedures.
Compliance with this Code, the CCP, and other Company policies and procedures encourages ethical behavior, fosters the right values, and instills a culture of integrity and accountability. Operating in compliance protects the Company, its employees, third parties, shareholders, patients, and the valuable products that the Company offers. Compliance also builds trust with patients, healthcare professionals, institutions, purchasers, and the government. Building and maintaining a culture of compliance and ethical behavior is a priority for the Company. If you have any questions about compliance with the Code, specific policies and procedures, or the

1 | Page

SeaSpine CCP generally, you are encouraged to consult with your manager or the Chief Compliance Officer.
We thank you for your commitment to knowing and adhering to the principles set forth in this Code and for your contributions to SeaSpine’s culture of integrity, accountability and compliance.

Keith C. Valentine	Charles M. Kamen
President and Chief Executive Officer	Chief Compliance Officer

2 | Page

TABLE OF CONTENTS

PRINCIPLE 1: BE HONEST AND ETHICAL	5
Code of Ethics	5
Fair Dealing	6
Company Records	6
Business Courtesies and Gifts	7
Conflicts of Interest	7
Charitable Contributions	8
PRINCIPLE 2: COMPLY WITH THE LAW	9
U.S. Healthcare Laws and Regulations	9
Industry Standards	11
Privacy Laws	12
Fair Competition Laws	12
Export and Trade Laws	14
Anti-Bribery and Corruption Laws	14
Insider Trading Laws	14
PRINCIPLE 3: ENSURE PATIENT SAFETY AND PRODUCT QUALITY	15
Research and Development	15
Advertising and Promotion	15
Adverse Events	15
Educational Grants	16
PRINCIPLE 4: COOPERATE WITH INVESTIGATIONS AND INQUIRIES	17
Government Requests and Investigations	17
Internal Audits and Investigations	17
PRINCIPLE 5: PROTECT OUR RESOURCES AND EMPLOYEES	18
Confidential Information	18
Intellectual Property	19
Company Property and Opportunities	19
Discrimination	19
Harassment	20
Political Activity	20
Employee Health and Safety	20

3 | Page

PRINCIPLE 6: COMPLY WITH SEASPINE POLICIES AND PROCEDURES	21
Policies and Procedures	21
Training	21
Seeking Guidance	21
Reporting Potential Compliance Concerns and Violations	21
Disciplinary Action	22

4 | Page

PRINCIPLE 1: BE HONEST AND ETHICAL
Code of Ethics
This Code of Ethics is promulgated by the Company’s Board of Directors (the “Board”) under section 406 of the Sarbanes Oxley Act of 2002 and the related rules of the SEC and applies to all employees, officers and directors of the Company. It contains standards reasonably necessary to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; full, fair, accurate, timely, and understandable disclosure in the periodic reports required to be filed by the Company and in other public communications; and compliance with applicable governmental laws, rules and regulations. It should be read in conjunction with the rest of this Code.
You must:

•
Act with honesty and integrity, ethically handling actual or apparent conflicts of interest in personal and professional relationships. You should recognize that even the appearance of a conflict of interest can damage the Company. A conflict of interest may exist because of a relationship of yours or of a family member that is inconsistent with the Company’s best interests or could cause a conflict with your ability to perform your job responsibilities.

•	Report to the Chief Compliance Officer or General Counsel any transaction that reasonably could be expected to give rise to a conflict of interest.

•	Produce, or cause to produced, full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with or submits to the SEC and in other public communications.

•	Comply with applicable governmental laws, rules and regulations.

•	Promptly report any violation of this Code of Ethics to the Compliance Officer or General Counsel.

•	Proactively promote ethical behavior by other Company officers and employees involved in financial reporting.
The Company reserves the right to determine when actual or potential conflicts of interest exist, and then to take any action, which in the sole judgment of the Company, is needed to prevent the conflict from continuing.
You will be held accountable for your adherence to this Code of Ethics. Your failure to observe the terms of this Code of Ethics may result in disciplinary action, up to and including immediate termination of your employment.
Any request by you for a waiver of any provision of this Code of Ethics must be in writing and addressed to the Chief Compliance Officer or General Counsel, unless you are a senior financial officer (the Company’s principal executive officer, principal financial officer, principal

5 | Page

accounting officer or controller, or persons performing similar functions are “senior financial officers” for purposes of this Code of Ethics), other executive officer or director, in which case it must be addressed to the Chair of the Board’s Audit Committee.
With regard to senior financial officers, other executive officers and directors, the Board will have the sole and absolute discretionary authority, acting upon such recommendation as may be made by the Audit Committee, to approve any waiver with respect to this Code of Ethics. Any waiver for senior financial officers, other executive officers or directors with respect to this Code of Ethics will be disclosed promptly on Form 8-K or any other means that complies with SEC rules or applicable securities exchange listing standards.
Fair Dealing
SeaSpine conducts its business with honesty, fairness, and integrity. Among other things, this means that you must not improperly use business courtesies to gain a competitive advantage. Offering, giving, soliciting or receiving any form of bribe or kickback is strictly prohibited. You must also treat customers, suppliers, competitors, fellow employees, and other stakeholders honestly and fairly. Never take unfair advantage of anyone through manipulation, concealment, disclosure of confidential information, or false or misleading statements.
Company Records
The Company’s records are an important asset and must be protected and maintained in an accurate, professional, and timely manner consistent with all applicable laws and regulations. Financial statements must be prepared in accordance with generally accepted accounting principles and must represent, in all material respects, the financial condition and results of SeaSpine. You are personally responsible for the integrity of the information, reports, and records under your control. You must never make any false or artificial entries for any purpose.
As a public company we are subject to various securities laws, regulations and reporting obligations. Both federal law and our policies require the disclosure of accurate and complete information regarding the Company’s business, financial condition and results of operations. Inaccurate, incomplete or untimely reporting will not be tolerated and can severely damage the Company and result in legal liability.
The Company’s principal financial officers and other employees working in the finance department have a special responsibility to ensure that all of our financial disclosures are full, fair, accurate, timely and understandable. These employees must understand and strictly comply with all standards, laws and regulations for accounting and financial reporting of transactions, estimates and forecasts.
You must not destroy records that are potentially relevant to a violation of the law, any litigation, or any pending, threatened, or foreseeable government investigation or proceeding. It is a crime to alter, destroy, modify or conceal documentation or other objects that are relevant to a government investigation, or to otherwise obstruct, influence or impede an official proceeding. The law applies equally to all Company records, including formal reports as well as informal data such as e-mail, expense reports and internal memos.

6 | Page

Business Courtesies and Gifts
The receipt and provision of gifts or entertainment (including meals) as a normal business courtesy is a common and acceptable practice in many industries. However, the healthcare industry is subject to additional regulations and restrictions, particularly with respect to interactions with Healthcare Professionals (HCPs). Accordingly,

•	You may offer meals and items of value to Healthcare Professionals (HCPs) only in accordance with SeaSpine compliance policies and procedures.

•
You may offer or accept meals or items of value to or from non-HCPs with whom SeaSpine does business, as long as these activities are consistent with customary business practices and not excessive in value (based on customary business practices). Employees, officers and directors of the Company may not accept gifts or entertainment that reasonably are likely to affect their judgment or actions in the performance of their Company duties and responsibilities. Gifts and entertainment should not compromise, or appear to compromise, your ability to make objective and fair business decisions in the best interests of the Company. It is your responsibility to use good judgment in this area.

You are encouraged to seek additional guidance from the Chief Compliance Officer or General Counsel as needed.
Conflicts of Interest
At SeaSpine, we all share a duty to make decisions and take actions that reflect the best interests of the Company. This means that you must avoid actual or potential conflicts of interest. A conflict may exist if your activities or interests, or the activities or interests of your family members, make it difficult for you to perform your job objectively and effectively.
In addition, you must disclose to SeaSpine any interest that could influence or be perceived to influence your job activities or decisions. This includes any of the following interests, either of your own or of a family member:

•	A substantial financial interest in a SeaSpine supplier, competitor, or customer (this does not include ownership of nominal amounts of stock in publicly-traded companies);

•	An employment or consulting relationship with a SeaSpine supplier, competitor, or customer;

•	An interest in a transaction that SeaSpine is known to be, or may be, interested in;

•	An outside business activity that is competitive with SeaSpine’s business;

•	A potential to personally profit from SeaSpine’s corporate opportunities; or

•	Receipt of fees, commissions, services, or other compensation from a SeaSpine supplier, competitor, or customer.

7 | Page

The above list is not exhaustive. Any other actual or potential conflict of interest must be reported. You must report all conflicts to your supervisor or to the Legal Department. If the Company determines that a conflict exists, it may take any action that it deems appropriate to resolve the conflict.
Charitable Contributions
SeaSpine is dedicated to supporting the worthwhile endeavors of various charitable organizations. All requests for charitable contributions to be made on behalf of the Company must be submitted to the Charity Committee for evaluation in accordance with applicable SeaSpine policies and procedures. SeaSpine funds must never be used to induce or reward the use or recommendation of SeaSpine products. Return on investment analyses and other tracking of business generation may not be conducted in connection with charitable contributions.

8 | Page

PRINCIPLE 2: COMPLY WITH THE LAW
SeaSpine is committed to conducting its business activities in accordance with applicable federal and state and local laws and regulations. This requires you to have a general understanding of the laws and regulations that apply to SeaSpine business activities. You should contact the Legal Department or Chief Compliance Officer if you have any questions about whether certain conduct complies with the law.
U.S. Healthcare Laws and Regulations
Healthcare in the United States is highly regulated. Numerous federal and state laws and regulations govern how companies and people in our industry must behave. SeaSpine is committed to preserving the integrity of the U.S. healthcare system through compliance with these laws and regulations, several of which are described below. SeaSpine’s CCP, of which this Code is only one part, is designed to ensure compliance with all applicable laws and regulations.

A.	The False Claims Act
The federal government, through its healthcare programs, is a large purchaser of prescription drug and medical device products. This has heightened its attention to certain federal laws, including the False Claims Act, to ensure that entities are not submitting false claims to the government for reimbursement. The False Claims Act prohibits entities and individuals from submitting a false claim for reimbursement to the federal government.
Importantly, the False Claims Act also applies to anyone who assists someone else in making a false claim to the government. This means that a medical device company that encourages or causes a customer to make a false claim for reimbursement can also be liable for the customer’s false claim.
The government has alleged that off-label promotion violates the False Claims Act. The government reasons that when a medical device company promotes its products for off-label uses, it is using a false statement to cause a provider to present a claim for reimbursement from the federal government. In other words, the government contends that the third party would not have submitted the claim to Medicare or Medicaid if the company had not promoted its device for an off-label use.
Violating the False Claims Act may result in criminal prosecution and steep fines for each false claim. To avoid violating the False Claims Act, you must ensure that all promotional activities and materials comply with SeaSpine’s CCP.

B.	Anti-Kickback Laws
Anti-kickback laws apply to our sales and marketing activities as well as a broad range of other activities, such as providing grants and entering consulting relationships with HCPs. The federal Anti-Kickback Statute and certain state laws make it a crime to pay or receive anything of value with the intent to induce the purchase or prescription of drugs or devices that are reimbursable

9 | Page

under federal or state healthcare programs (e.g., TRICARE, Medicare, or Medicaid). The purpose of these laws is to ensure that money, or anything else of value, does not interfere with our customers’ independent clinical and formulary decisions. The federal Anti-Kickback Statute is interpreted broadly and prohibits a wide range of activities, such as:

•	Providing an educational or research grant to an HCP with the goal of encouraging the HCP to use or recommend SeaSpine products;

•	Providing a fruit basket to a physician’s assistant with the hope that she will encourage her supervising physician to use SeaSpine products; and

•	Paying an HCP a fee above the fair market value for services, such as participating in a Company-sponsored advisory board, in order to reward or induce purchases or prescriptions of SeaSpine products.
Some state laws are broader and apply to all items and services, beyond those reimbursed under a government healthcare program. SeaSpine treats all HCPs and other customers as if they are subject to the anti-kickback laws, even if they do not participate in government healthcare programs. We and our customers are subject to penalties for violating the anti-kickback laws, including potential imprisonment and fines. Notably, the federal government has used the False Claims Act to investigate and prosecute medical device companies for providing kickbacks to healthcare providers.
The federal Anti-Kickback Statute is so broad that, if read literally, it could restrict many otherwise legitimate marketing activities and even some non-promotional activities. As a result, the U.S. Department of Health and Human Services’ Office of Inspector General (OIG) has defined certain “safe harbors.” Activities that fall entirely within a safe harbor do not violate the Anti-Kickback Statute. A number of safe harbors are relevant to our business activities, but three are especially important:

•
Discount Safe Harbor: Allows SeaSpine to discount the price of a product to make it competitive with other products, provided that the discount is properly reported to the government and complies with other safe harbor requirements.

•	Managed Care Safe Harbor: Permits SeaSpine to provide an array of discounted items or services to certain eligible managed care organizations under specified circumstances.

•
Personal Services Safe Harbor: Protects legitimate service arrangements with HCPs, such as consulting or speaker agreements. Compliance with this safe harbor requires, among other things, a written agreement and compensation that is determined in advance and based on fair market value.

For all safe harbors recognized by OIG, SeaSpine must satisfy each requirement completely in order to qualify. SeaSpine has therefore developed policies and procedures to ensure compliance with these safe harbors, and you are responsible for knowing and complying with these policies and procedures, which are part of SeaSpine’s CCP.

C.	Food and Drug Administration Regulations

10 | Page

The U.S. Food and Drug Administration (FDA) is the federal agency responsible for overseeing the safety of pharmaceuticals, biologics, medical devices, and other products. FDA regulates almost every aspect of SeaSpine’s business, including the research, development, manufacturing, distribution, marketing, and promotion of our products. Among other things, FDA regulations require all materials and messaging used to promote our products to be truthful and consistent with FDA approved labeling. To ensure compliance with FDA regulations, you must understand and adhere to all SeaSpine policies and procedures related to promotional activities, which are described in SeaSpine’s CCP.

D.	Physician Payments Sunshine Act
The Physician Payments Sunshine Act (Sunshine Act) requires disclosure to the federal government of defined transfers of value to certain HCPs and teaching hospitals in the United States during the preceding calendar year. You must comply with all Company policies and procedures designed to ensure compliance with the Sunshine Act, including those related to expense reports and other record maintenance. SeaSpine’s CCP provides information regarding Sunshine Act obligations.

E.	State Reporting and Marketing Laws
Some state laws limit or restrict the way that medical device companies interact with HCPs, especially with respect to marketing practices and providing items of value to HCPs. State regulations are designed to ensure that interactions with HCPs benefit patients, and that HCPs use their independent judgment to make decisions about which products to prescribe or administer to their patients. The recent trend is for state marketing and disclosure laws to place greater restrictions and requirements on companies than federal laws and industry codes of conduct. It is important that you understand all applicable state laws – and not just the ones in the state(s) where you work, because several state laws apply regardless of where an activity occurs.
Activities that violate state laws may result in criminal and civil penalties. SeaSpine’s CCP provides information regarding state-specific rules and laws so that you can ensure your behavior is compliant.
Industry Standards
In addition to adhering to applicable laws and regulations, SeaSpine’s CCP also reflects principles, standards, and guidance provided to our industry by organizations such as the American Medical Association and the Advanced Medical Technology Association (AdvaMed). For example, AdvaMed has adopted a Code of Ethics on Interactions with Health Care Professionals (AdvaMed Code), to ensure that collaborative relationships between HCPs and companies that sell medical devices and other medical technologies meet high ethical standards and are conducted with transparency and in compliance with applicable laws, regulations and government guidance. The AdvaMed Code provides examples of proper and improper practices regarding medical device companies’ interactions with HCPs. Although SeaSpine has not formally adopted the AdvaMed Code, compliance with the code substantially reduces the risk of violating the Anti-Kickback Statute, and the best practices identified in the code are used as guidance for our relationships with HCPs.

11 | Page

SeaSpine also follows the guidelines provided by the Accreditation Council for Continuing Medical Education (ACCME) with regard to support of continuing medical education programs for HCPs. The FDA does not regulate industry-supported scientific and educational activities that are independent of the supporting company’s influence, but if a company influences a scientific or educational activity then the activity may be considered "promotional" and subject to all FDA regulations on product promotion. Our adherence to ACCME’s guidelines helps ensure that SeaSpine’s support of scientific and educational activities is appropriate and does not influence program content.
Privacy Laws
In the course of conducting certain aspects of its business, SeaSpine may collect and process various types of personal information. You may also have incidental or inadvertent contact with a patient’s personal information in the course of your activities with SeaSpine. Regardless of the source, SeaSpine safeguards the confidentiality of personal information in accordance with federal and state privacy laws and regulations. The spirit of all privacy laws is that individuals should know when companies are using their personal information, how the personal information is being used, and how the personal information is protected. Personal information may include medical histories or records and personal identifiers such as names, birth dates, and Social Security numbers.
The most important privacy law that affects the healthcare industry in the United States is the Health Insurance Portability and Accountability Act of 1996 (HIPAA). The HIPAA "Privacy Rule," as it is commonly called, aims to protect the privacy of individually identifiable health information of patients and research subjects. The HIPAA Privacy Rule directly applies to HCPs, health plans, and healthcare clearinghouses and indirectly applies to medical device company operations.
To ensure compliance with federal and state privacy laws, the Company has adopted comprehensive policies and procedures governing the handling of personal information. You are required to know and comply with these policies and procedures.
Fair Competition Laws
Fair competition laws are designed to prohibit activities that reduce market competition and harm consumers. SeaSpine strives to outperform its competition in a fair, honest and legal manner.
You should never attempt to improperly obtain proprietary information, including trade secret information, from another company. In addition, you should not obtain trade secret information from past or present employees of other companies. Further, we require that, in the course of your employment with us, you not use or disclose to us any confidential information, including trade secrets, of any former employer or other person to whom you have an obligation of confidentiality. Rather, you will be expected to use only that information which is generally known and used by persons with training and experience comparable to your own, which is common knowledge in the industry or otherwise legally in the public domain, or which otherwise is provided to or developed by us. You must not bring onto our premises any

12 | Page

documents or property belonging to any former employer or other person to whom you have an obligation of confidentiality.
SeaSpine is committed to conducting all of its business dealings in compliance with applicable antitrust laws. Violations of antitrust laws may result in severe penalties against the Company and you personally, including fines and criminal sanctions. You are expected to maintain basic familiarity with the antitrust principles described below and to consult with the Chief Compliance Officer or General Counsel regarding any questions you may have concerning compliance with these laws.
Antitrust laws generally prohibit agreements, formal or informal, that restrict competition through practices such as price fixing, limiting supply, allocation of business (i.e., agreements to divide markets, territories or customers), boycotting, product tying or bundling and price discrimination or any conduct that tends to create a monopoly. You must avoid conduct that violates or appears to violate these laws. In all cases where there is question or doubt about a particular activity or practice, you should contact the Chief Compliance Officer or General Counsel before taking any action that may fall within the scope of these laws.

Example:  You are part of the SeaSpine sales operations team. The Company is preparing to release a new product that it hopes will compete with a product already on the market. Your friend, who works for the company that sells the competitor product, calls and asks if you’re free for lunch. During lunch, he expresses his company’s concern about your new product and suggests that you exchange pricing information about your respective products, so that rather than competing with each other, you can work together.
You must not respond to your friend’s request because this is known as price-fixing and could result in civil and criminal penalties against you as an individual and against SeaSpine.

You should always be fair in your dealings with clients, customers, suppliers, competitors, and other third-parties. You may not engage in the practice of manipulation, concealment, abuse of privileged information, misrepresentation, or any other unfair-dealing practice.
Export and Trade Laws
The United States and other countries have laws that restrict or prohibit even ordinary sales, research, manufacturing, and other commercial relationships with certain countries or parties. Even the simple act of carrying laboratory equipment from the United States to a European facility may constitute an export and be subject to applicable trade laws and controls. In addition, disclosing (including oral or visual disclosures) or transferring controlled data to a non-U.S. person, even if the disclosure or transfer occurs within the United States, could be deemed an export to the home country or countries of the non-U.S. person and could require a license or other authorization. You are encouraged to contact your supervisor or the Legal Department when interacting with any person or entity with a presence outside the United States to ensure that your actions are in compliance with these trade laws.
Anti-Bribery and Corruption Laws

13 | Page

You must comply with the letter and spirit of the U.S. Foreign Corrupt Practices Act and all other applicable anticorruption statutes. This means that you must not, either directly or indirectly, make any bribes or corrupt payments on behalf of SeaSpine. Bribes not only take the form of money, but also favors, entertainment, promises to pay, and anything else that has value. Violations of anti-corruption laws can subject SeaSpine and its representatives to criminal and civil penalties.
Insider Trading Laws
It is against federal law and SeaSpine policy to engage in insider trading. Simply put, this means you cannot use information gained through your employment or association with SeaSpine, before this information is made public, to buy or sell SeaSpine stock or other securities or to provide a “tip” to others who might trade in such securities. Insider trading is taken very seriously by the federal government and is punishable by fine and/or imprisonment. The Company has adopted separate policies related to insider trading, which you are responsible for understanding and following. If you are uncertain whether a particular purchase, sale or transfer of securities is appropriate, consult with the Legal Department before taking action.

14 | Page

PRINCIPLE 3: ENSURE PATIENT SAFETY AND PRODUCT QUALITY
Research and Development
Ensuring patient safety and product quality are two of the Company’s highest priorities. These principles apply to all phases of a product’s development, from initial research to final labeling and distribution. We all share the responsibility of upholding these principles. You should never sacrifice quality and safety to meet deadlines or targets. Rather, you are encouraged and expected to raise quality or safety concerns with your supervisors or through other appropriate channels.
SeaSpine also may provide financial support and investigational product for high-quality scientific research initiated and conducted by outside investigators. SeaSpine’s funding of such research must comply with all applicable federal regulations and Company policies and procedures so as to avoid any concern that research funding was awarded as an inducement to prescribe or utilize SeaSpine products or to encourage an off-label use.
Advertising and Promotion
Interactions between SeaSpine sales representatives and HCPs must be designed to enhance the practice of medicine and to benefit patients. The Company does not approve or permit practices that may be perceived as attempting to buy business and permits only those practices intended to facilitate appropriate information-focused interactions.
The primary focus of all Company promotional interactions with HCPs is the communication of accurate product information that is consistent with approved or cleared product labeling. Every aspect of the advertising and promotion of SeaSpine medical devices in the United States is regulated by the FDA. The Company is held to FDA’s standards in making safety and efficacy claims about its products. FDA approval or clearance determines what can be included in product labeling, and product labeling is the framework for what can be said in SeaSpine advertising and promotion. All promotional statements must be consistent with approved/cleared product labeling. Consistent with guidance from FDA, the Company may respond to unsolicited requests for off-label or pre-approval information as part of an exchange of scientific information that ultimately benefits patients. All such inquiries must be referred to appropriate functions within SeaSpine for handling in accordance with applicable policies and procedures.
Adverse Events
Prompt reporting of all product complaints is required under federal , state, and international laws and regulations and the Company’s policies and procedures. A product complaint is any written, electronic, or oral communication that alleges deficiencies related to the identity, quality, durability, reliability, design, safety, effectiveness, or performance of a medical device or human tissue after it is released for distribution. These reports enable SeaSpine to monitor and enhance the safety profiles of its products and must be communicated to the product monitoring team timely to meet regulatory reporting requirements. .

15 | Page

Educational Grants
SeaSpine strongly believes that medical education programs can help HCPs improve the health of their patients. Accordingly, SeaSpine may choose to support a variety of third-party medical education and scientific programs through the provision of educational grants. Marketing and Sales personnel must have no role or involvement in the evaluation of educational grant requests.

16 | Page

PRINCIPLE 4: COOPERATE WITH INVESTIGATIONS AND INQUIRIES
Government Requests and Investigations
It is SeaSpine policy to cooperate with all government agencies with respect to any request for information or facility visits in connection with a government investigation. You should never provide false or misleading statements to any government official, or fail to disclose or take efforts to conceal any information pertinent to an investigation.
If you are contacted by any government agency, you should immediately notify your supervisor and the Chief Compliance Officer and/or Legal Department and follow all directions.
At times, we may be involved in litigation and, because we are in a heavily regulated business, we may be subject to government reviews. As a result, you or the Company may receive summons, subpoenas and requests for production of documents. Only an officer of the Company is authorized to accept service of process on behalf of SeaSpine. Accordingly, do not accept service of process or sign any summons. Instead, contact the Legal Department and follow all directions.
Internal Audits and Investigations
As part of the SeaSpine CCP, from time to time the Chief Compliance Officer will audit our compliance with internal policies as well as laws and regulations. You are required to cooperate with all audits and be truthful and accurate when responding to audit requests.
In addition, SeaSpine promptly investigates all reports of misconduct. As with audits, you must cooperate with such investigations and provide truthful and accurate information if you are questioned in the course of an investigation. You must not mislead an investigator, alter or destroy any relevant documents, or otherwise impede or interfere with the investigation in any way. In addition, you must keep the investigation confidential by not discussing it with your colleagues.

17 | Page

PRINCIPLE 5: PROTECT OUR RESOURCES AND EMPLOYEES
Confidential Information
You are responsible for safeguarding confidential information. This includes confidential information that belongs to SeaSpine, its suppliers, its customers, and even fellow employees. SeaSpine’s information, products, services, ideas, and concepts are important proprietary assets. Various laws enable us to protect these assets. Examples of confidential or proprietary information include commercialization plans and strategies, sales data, customer and employee records, research and technical data, manufacturing techniques, pricing information, information pertaining to business development opportunities, and new products and services.
You can help protect SeaSpine’s confidential information by following these principles:

•	Be careful when using the telephone, e-mail, fax, and other electronic means of storing and sending information.

•	Do not forward confidential or proprietary information to non-SeaSpine email accounts.

•	Delete any sensitive data that you no longer need to perform your job (as long as doing so is consistent with our document retention policies).

•	Do not discuss confidential information in public places where others may overhear.

•	Never provide confidential information to outsiders without first getting a written confidentiality agreement and approval from the Legal Department.

•	Beware of informal telephone or email requests from outsiders seeking information.
In addition, you must not use, disclose to the Company, or induce the Company to use any confidential, proprietary, or trade secret information that belongs to any of your prior employers or any other third party without that party’s written consent.

18 | Page

Example:  You are in the SeaSpine sales operations department. While traveling on a train for business, you receive an email with proposed pricing information for a new SeaSpine product. You notice an error and immediately call your supervisor, alert her to the error, and outline what the pricing numbers should be for the new product. Unfortunately, the person sitting in front of you works for a company that promotes a rival product and she overheard SeaSpine’s entire pricing strategy.
You should constantly be aware of your surroundings, especially during conversations or phone calls discussing confidential information in public places like airports, trains, or restaurants. Such conversations are dangerous and should be avoided. This also applies to reviewing reports, papers, or anything else that may contain confidential information, even if it is just on your computer screen. You never know who is sitting next to or across from you. A competitor may get a leg up on SeaSpine, you may inadvertently provide an investor with inside information, or a reporter may learn a piece of confidential information that ends up on the evening news.

Intellectual Property
Protecting SeaSpine’s intellectual property is essential to maintaining the Company’s competitive advantage. SeaSpine’s intellectual property includes its patents, trade secrets, trademarks and copyrights, as well as the scientific and technical knowledge, know-how, and the experience developed in the course of the Company’s activities. You are expected to support the establishment, protection, maintenance, and defense of SeaSpine’s rights in its intellectual property and to use those rights in a responsible way.
In addition to protecting SeaSpine’s intellectual property rights, you must respect the valid intellectual property rights of others. Unauthorized use of the intellectual property rights of others may expose the Company to civil lawsuits and damages. Theft and misappropriation of intellectual property may result in significant fines and criminal penalties for the Company and you.
Company Property and Opportunities
In general, you must not use SeaSpine property or services for your own personal benefit. You also must not use opportunities that you discover through your employment or other relationship with SeaSpine for your own personal benefit.
Discrimination
SeaSpine bases employment decisions on business needs, skills, experience, and work performance. We do not discriminate based on race, color, gender, marital status, disability, age, sexual orientation, religion, citizenship, ancestry, nationality, military history, or any other legally protected status.
Harassment
You are required to treat your colleagues with dignity and respect. Harassment of any kind is prohibited. Harassment can take many forms, including unsolicited and unwelcome comments about race, color, gender, marital status, disability, age, sexual orientation, religion, citizenship,

19 | Page

ancestry, nationality, military history, or any other legally protected status. You should report any act of harassment to your supervisor, Human Resources, or the Legal Department.
Political Activity
The Company’s funds and other assets, including your work time and the Company’s facilities and equipment, may not be used for or contributed to any political party or candidate, except in accordance with applicable law and after obtaining approval of the Chief Executive Officer and either the Chief Compliance Officer and General Counsel and, if required pursuant to Company policy, the Board. Political contributions or activities by you on your own behalf and on your own time with your own funds are, of course, permissible. The Company will not reimburse you directly or indirectly for any political contribution or for the cost of attending any political event, except in accordance with this Code. If you participate in political activities, you should be careful to make it clear that your views and actions are your own, and not made on behalf of the Company, unless you have received the prior approval required by this Code.
It is also the Company’s policy to comply with all applicable laws and regulations relating to lobbying or attempting to influence government officials. Government officials often need timely, valid information upon which to base their decisions and, at times, the Company will offer, whether through designated spokespersons, opinions on legislation that may affect the interests of its business, employees or other stakeholders. You may not engage in any such activity on behalf of the Company, except in accordance with applicable law and after obtaining approval of the Chief Executive Officer and either the Chief Compliance Officer and General Counsel and, if required pursuant to Company policy, the Board.
Employee Health and Safety
SeaSpine is committed to protecting the health and safety of its employees. We will act promptly to address any unsafe or unhealthy condition. This includes taking steps to protect the physical safety and security of SeaSpine employees.
To ensure that our employees are kept healthy and safe, you must not only follow all health and safety requirements but must also take personal responsibility for your safety and the safety of those you work with. This includes never reporting to work in a state that could impair your ability to work safely and conscientiously (such as under the influence of drugs or alcohol).
If you are involved in, or know of, an accident or dangerous situation in the workplace, it is your duty to report it promptly.

20 | Page

PRINCIPLE 6: COMPLY WITH SEASPINE POLICIES AND PROCEDURES
Policies and Procedures
In addition to this Code and SeaSpine’s CCP, the Company has adopted other policies and procedures that govern many aspects of our business. Policies provide detailed legal and compliance standards, and procedures set forth specific processes to follow.
While some policies and procedures apply to all SeaSpine employees, others are tailored to specific job functions. You will be notified if your responsibilities require adherence to specific policies and procedures and must know and comply with all policies and procedures that apply to you.
Training
SeaSpine recognizes that comprehensive and frequent training is critical to ensuring that you know and understand all of the policies and procedures that apply to your conduct. Thorough and engaging training programs will ensure that you are equipped with the knowledge to define, explain, and apply the rules of the regulated environment in which we operate, to help ensure patient safety and the quality of SeaSpine products. You must comply with all training that you receive.
Seeking Guidance
If you are unsure whether particular conduct is consistent with a Company policy or procedure, you should consult your supervisor, the Legal Department, or the Chief Compliance Officer before engaging in the conduct.
Reporting Potential Compliance Concerns and Violations
SeaSpine is committed to complying with applicable local, state, and federal laws, rules and regulations, and its own policies and procedures. You are required to immediately report concerns about any business practice or individual conduct that you feel is unethical, illegal, or in violation of SeaSpine’s policies and procedures. The Company has numerous resources for you to turn to when reporting a concern, including:

•	your supervisor,

•	a Human Resources representative, and

•	the Chief Compliance Officer,

•	the General Counsel or another attorney in the SeaSpine Legal Department,

•	an appropriate executive, such as a member of the Senior Leadership Team,

21 | Page

•	SeaSpine’s anonymous and confidential Compliance Hotline at (855) 792-6402 or www.seaspine.ethicspoint.com.
The Company prohibits retaliation against any employee or director of the Company who, in good faith, seeks help, reports known or suspected violations, or participates in the investigation of such a report. Raising a concern in “good faith” means that you have made a genuine attempt to provide honest and accurate information even if you are later proven to be mistaken. If you believe that you have been retaliated against in association with reporting a concern in good faith, you should report this behavior to your supervisor, the Human Resources Department, the Chief Compliance Officer, or the Legal Department. The Company takes allegations of retaliation very seriously and will review all complaints of threatened, attempted, or actual retaliatory action. Any reprisal or retaliation against an employee because the employee, in good faith, sought help, submitted a report, or participated in an investigation of such a report will be subject to disciplinary action, up to and including potential termination of employment.
Disciplinary Action
If, after investigating a report of an alleged prohibited action by any other person, the Company confirms that non-compliant conduct has occurred, we will take appropriate actions to discipline the individuals involved and to implement any needed corrective measures. Disciplinary action may include dismissal when appropriate.

22 | Page